ARKEMA RECEIVED

2008 MAR -5 A 8:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February, 29th 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

08001089

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

dlw 3/6

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : " Arkema has finalized the acquisition of Repsol YPF "

ARKEMA

The world is our inspiration

Press release

Communiqué de presse

Colombes, February 29th 2008

Arkema has finalized the acquisition of Repsol YPF

Arkema has finalized the acquisition of the Repsol YPF group's PMMA sheet and block business. This activity will become part of its PMMA and Methacrylics business unit. This acquisition will allow Altuglas International, an Arkema subsidiary, to bolster its position as European leader in the European PMMA sheet market

Repsol YPF's PMMA sheet and block business operates from manufacturing sites in Bronderslev, Denmark, and Polivar, Italy. It achieves annual sales of the order of € 30 M.

This acquisition marks a further step in Arkema's transformation drive, in particular through the targeted acquisition of specialty polymers downstream from its monomer activities.

Altuglas® acrylic sheet is marketed essentially for visual communication, sanitaryware, construction, and urban equipment.

Altuglas International, an Arkema Group subsidiary and the world leader in the PMMA (polymethyl methacrylate) market, commercializes its products as acrylic sheet and resin. In this sector, the company operates eight production sites around the world. Its trademarks are Plexiglas® in the Americas and Altuglas® in the rest of the world.

www.altuglasint.com

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END